EXHIBIT 18 -- LETTER RE: CHANGE IN ACCOUNTING PRINCIPLES



January 27, 1994

The Board of Directors of
Betz Laboratories, Inc.
4636 Somerton Road
Trevose, Pennsyvania 19053

Dear Directors:

Note 3 of Notes to the Consolidated Financial Statements of Betz Laboratories, Inc. included in its Form 10-K for the year ended December 31, 1993 describes a change in the method of calculating the value of assets of its pension plan for purposes of determining annual pension costs under Financial Accounting Standard No. 87 by recognizing changes in the fair value of assets over three years (previously five years) and a change in the manner in which such changes are recognized over the three-year period. You have advised us that you believe that the change is to a preferable method in your circumstances because it produces a calculated value which more closely approximates fair value, and is therefore more sensitive to the current economic environment while still mitigating the effect of extreme market fluctuations.

There are no authoritative criteria for determining a OpreferableO method for calculating the value of pension plan assets in BetzO particular circumstances; however, we conclude that the change in the method of calculating the value of pension plan assets for purposes of determining annual pension costs under Financial Accounting Standard No. 87 is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

                                           Very truly yours,

                                           ERNST & YOUNG